Exhibit 12

Avis Budget Group, Inc.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Six Months Ended June 30,
	2016	2015
Earnings available to cover fixed charges:
Income (loss) from continuing operations before income taxes	$(23)	$66
Plus: Fixed charges	318	316
Earnings available to cover fixed charges	$295	$382

Fixed charges (a):
Interest, including amortization of deferred financing costs	$260	$261
Interest portion of rental payment	58	55
Total fixed charges	$318	$316

Ratio of earnings to fixed charges (b)	—	1.21	x
__________

(a) Consists of interest expense on all indebtedness (including amortization of deferred financing costs) and the portion of operating lease rental expense that is representative of the interest factor. Interest expense on all indebtedness is detailed as follows:

	Six Months Ended June 30,
	2016	2015
Related to debt under vehicle programs	$150	$149
All other	110	112
	$260	$261

(b) Earnings were not sufficient to cover fixed charges for the six months ended June 30, 2016 by $23 million.